As filed with the Securities and Exchange Commission on February 22, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) o the Securities Exchange Act of 1934

Ohio Casualty Corporation

(Name of Subject Company (issuer))

Ohio Casualty Corporation

(Name of Filing Person (offeror))

5.00% Convertible Notes due 2022

(Title of Class of Securities)

677240AB9

677240AC7

(CUSIP Numbers of Class of Securities)

DEBRA K. CRANE, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

OHIO CASUALTY CORPORATION

9450 SEWARD ROAD

FAIRFIELD, OH 45014

(513) 603-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

SUSAN J. SUTHERLAND, ESQ.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$184,250,000	$21,686

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of all $184,250,000 of the existing and outstanding 5.00% Convertible Notes due 2022 for $184,250,000 of new 5.00% Convertible Notes due 2022.
**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Form or Registration No: Filing Party: Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule l3e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by Ohio Casualty Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 5.00% Convertible Notes due 2022 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 5.00% Convertible Notes due 2022 (the “Old Notes”) validly tendered and accepted.

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 22, 2005 (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are attached as exhibits here to and are incorporated herein by reference.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference in response to this Item 1.

Item 2. Subject Company Information.

a.	The information set forth in the Offering Memorandum, most specifically under the section captioned “Where You Can Find More Information,” is incorporated herein by reference in response to this Item 2(a).

b.	The subject class of equity securities is the 5.00% Convertible Notes due 2022 (the “Old Notes”) of Ohio Casualty Corporation. As of the date of this Schedule, there was outstanding $184,250,000 aggregate principal amount of Old Notes.

c.	The Old Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Old Notes. However, there is no established trading market for the Old Notes, other than through these limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

The principal executive offices of the filing person, Ohio Casualty Corporation, are located at 9450 Seward Road, Fairfield, Ohio 45014.

The names of the executive officers and directors of the Offerors who are the persons specified in Instruction C to Schedule TO are set forth below:

Dan R. Carmichael	President, Chief Executive Officer, Director
Elizabeth M. Riczko	President, Insurance Operations
Michael Winner	Executive Vice President and Chief Financial Officer
Michael E. Sullivan	Senior Vice President, Commercial Lines
John S. Busby	Executive Vice President, Chief Operating Officer, Specialty Lines
Derrick D. Shannon	Senior Vice President, Personal Lines
Debra K. Crane	Senior Vice President, General Counsel and Secretary
Ralph G. Goode	Senior Vice President, Claims Operations
John S. Kellington	Senior Vice President, Chief Technology Officer
Thomas E. Schadler	Senior Vice President, Chief Actuary
Howard L. Sloneker III	Senior Vice President, Human Resources
Terrence J. Baehr	Director
William P. Boardman	Director
Jack E. Brown	Director
Catherine E. Dolan	Director
Philip G. Heasley	Director
Ralph S. Michael III	Director
Robert A. Oakley	Director
Stanley N. Pontius	Director, Chairman of the Board
Jan H. Suwinski	Director
Michael L. Wright	Director

The address of each of the above individuals is: c/o Ohio Casualty Corporation, 9450 Seward Road, Fairfield, OH 45014 and each such person’s telephone number is (513) 603-2400.

Item 4. Terms of the Transaction.

a.	The information set forth in the Offering Memorandum, most specifically under the sections captioned “The Exchange Offer” and “Description of the New Notes,” is incorporated herein by reference.

b.	None of the securities are to be purchased from any officer, director, or affiliate of Ohio Casualty Corporation.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

•	None.

Item 6. Purposes of the Transaction and Plans or Proposals.

a.	The information set forth in the Offering Memorandum, most specifically under the section captioned “Summary Term Sheet—Why are we making the Exchange Offer?” is incorporated herein by reference.

b.	The securities acquired pursuant to the Exchange Offer will be retired.

c.	Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

a.	The information set forth in the Offering Memorandum, most specifically under the section captioned “The Exchange Offer,” is incorporated herein by reference.

b.	The information set forth in the Offering Memorandum, most specifically under the section captioned “The Exchange Offer,” is incorporated herein by reference.

c.	Not applicable.

Item 8. Interest in Securities of the Subject Company.

a.	None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

b.	None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial Statements.

a.	Financial information. The following financial statements and financial information are incorporated herein by reference:

(1) The audited consolidated financial statements of Ohio Casualty Corporation set forth in Ohio Casualty Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

(2) The unaudited condensed consolidated financial statements of Ohio Casualty Corporation set forth in Ohio Casualty Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(3) The information set forth in the Offering Memorandum, most specifically in the section captioned “Consolidated Ratio of Earnings to Fixed Charges.”

(4) The information set forth in the Offering Memorandum, most specifically in the section captioned “Book Value Per Share of Our Common Shares.”

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this paragraph 10(a) can be obtained as provided in the section of the Offering Memorandum captioned “Where You Can Find More Information.”

b.	Not Material.

Item 11. Additional Information.

a.	Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the New Notes will be issued.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

b.	Other Material Information. None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated February 22, 2005.
(a)(1)(ii)	Letter of Transmittal, dated February 22, 2005.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated February 22, 2005.
(a)(1)(iv)	Notice of Guaranteed Delivery, dated February 22, 2005.
(a)(1)(v)	Letter to Clients, dated February 22, 2005.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release of Ohio Casualty Corporation, dated February 22, 2005.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	Indenture of Ohio Casualty Corporation as Issuer for the New Notes.
(g)	None.
(h)	None.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ohio Casualty Corporation

By:	/s/ A. Larry Sisk
Name: A. Larry Sisk
Title: Vice President and Treasurer

Dated: February 22, 2005